

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Todd R. Nelson
President and Chief Executive Officer
Codex DNA, Inc.
9535 Waples Street, Suite 100
San Diego, CA 92121

**Re:     Codex DNA, Inc.**
**Registration Statement on Form S-1**
**Exhibit Nos. 10.16 & 10.17**
**Filed May 28, 2021**
**File No. 333-256644**

Dear Mr. Nelson:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance